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                                                                  Exhibit (a)(9)

                                                         August 2, 1999

                                                         Immediate


                                        Robert W. Krick, ext. 3141



UGI CORPORATION COMMENCES SELF-TENDER
FOR UP TO 4.5 MILLION SHARES OF COMMON STOCK


VALLEY FORGE, PA, August 2, 1999 - UGI Corporation (NYSE: UGI) today commenced its previously announced self-tender offer for up to 4.5 million shares of its common stock, approximately 14% of the outstanding shares of UGI. The offer is being made through a modified "Dutch auction" in which UGI shareholders have the opportunity to sell their shares to UGI at a price between $23.00 and $26.00 per share. The offer will expire Friday, August 27, unless extended by UGI.

If the number of shares tendered is greater than the number sought, UGI will pay the lowest price within the stated range that will allow it to buy 4.5 million shares, with purchases made on a pro rata basis from shareholders tendering at or below the purchase price. UGI generally will not prorate "odd lot" shares tendered by any shareholder who tenders all such shares in the offer.

UGI's common stock closed at $20.94 on the New York Stock Exchange on July 27, the last full trading day on the NYSE prior to the announcement of the offer.

Headquartered in Valley Forge, Pennsylvania, UGI is a holding company with propane marketing, utility and energy marketing subsidiaries. Through subsidiaries, UGI owns 58% of AmeriGas Partners, L.P., the nation's largest retail propane marketer.

Comprehensive information about UGI is available on the World Wide Web at http://www.ugicorp.com.

This news release is neither an offer to purchase nor a solicitation of offers to sell common stock. The self-tender is being made only by means of an Offer to Purchase and related documents, copies of which will be mailed to all shareholders and filed with the Securities and Exchange Commission, any may also be obtained from the information agent, ChaseMellon Shareholder Services L.L.C. Banks and brokers should call 212-273-8083. All others should call toll free 1-800-953-2497. UGI has retained Donaldson, Lufkin & Jenrette Securities Corporation to act as dealer manager for the self-tender.


C-10                                    ###                               8/2/99